FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2012

NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 2012

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 27, 2012	By:	/s/ MINORU HATADA
Minoru Hatada
Senior Managing Director

Financial Summary For the Year Ended March 31, 2012 (U.S. GAAP)

Date:	April 27, 2012
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
Group CEO, Nomura Holdings, Inc.
For inquiries:	Masahide Hoshino
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the year ended March 31
	2012		2011
	(Millions of yen, except per share data)
		% Change from March 31, 2011		% Change from March 31, 2010
Total revenue	1,851,760	33.7%	1,385,492	2.1%
Net revenue	1,535,859	35.8%	1,130,698	(1.7%)
Income before income taxes	84,957	(8.9%)	93,255	(11.4%)
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	11,583	(59.6%)	28,661	(57.7%)
Comprehensive income	10,439	1.3%	10,306	(86.6%)
Basic-Net income attributable to NHI shareholders per share (Yen)	3.18		7.90
Diluted-Net income attributable to NHI shareholders per share (Yen)	3.14		7.86
Return on shareholders’ equity	0.6%		1.4%
Income before income taxes to total assets	0.2%		0.3%
Income before income taxes divided by total revenue	4.6%		6.7%
Equity in earnings of affiliates	5,716		11,602

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2012	2011
	(Millions of yen, except per share data)
Total assets	35,697,312	36,692,990
Total equity	2,389,137	2,091,636
Total NHI shareholders’ equity	2,107,241	2,082,754
Total NHI shareholders’ equity as a percentage of total assets	5.9%	5.7%
Total NHI shareholders’ equity per share (Yen)	575.20	578.40

(3) Cash flows

	For the year ended March 31
	2012	2011
	(Millions of yen)
Net cash used in operating activities	290,863	(235,090)
Net cash used in investing activities	9,942	(423,214)
Net cash provided by financing activities	(844,311)	1,284,243
Cash and cash equivalents at end of the year	1,070,520	1,620,340

2. Cash dividends

	For the year ended March 31
	2012	2011
	(Yen amounts, except Total annual dividends)
Dividends per share
dividends record dates
At June 30	—	—
At September 30	4.00	4.00
At December 31	—	—
At March 31	2.00	4.00
For the year	6.00	8.00
Total annual dividends (Millions of yen)	21,992	28,810
Consolidated payout ratio	188.7%	101.3%
Consolidated dividends as a percentage of shareholders’ equity per share	1.0%	1.4%

Notes

(1) Changes in significant subsidiaries during the period: Yes

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

      Number of consolidation      Inclusion    1    (Nomura Real Estate Holdings, Inc.)

      Note: Please refer to page 14 “(7) Significant Items for Presenting the Consolidated Financial Statements” for details.

(2) Changes in accounting policies

a)	Changes due to amendments to the accounting standards: Yes
b)	Changes due to other than a): None

(3) Number of shares issued (common stock)

	At March 31
	2012	2011
Number of shares outstanding (including treasury stock)	3,822,562,601	3,719,133,241
Number of treasury stock	159,078,706	118,246,309

	For the year ended March 31
	2012	2011
Average number of shares outstanding	3,643,481,439	3,627,798,587

Parent Company Only Operating Results (Japanese GAAP)

(1) Operating Results

	For the year ended March 31
	2012		2011
	(Millions of yen, except per share data)
		% Change from March 31, 2011		% Change from March 31, 2010
Operating revenue	270,521	23.0%	219,875	(0.5%)
Operating income	54,362	454.1%	9,812	(73.4%)
Ordinary income	52,526	349.3%	11,690	(59.9%)
Net income (loss)	32,879	—	(15,094)	—

Net profit (loss) per share (Yen)	9.02		(4.16)
Fully diluted net profit per share (Yen)	8.93		—

(2) Financial Position

	At March 31
	2012	2011
	(Millions of yen, except per share data)
Total assets	5,438,184	5,278,581
Total net assets	1,841,400	1,764,894
Total net assets as a percentage of total assets	32.9%	32.8%
Total net assets per share (Yen)	488.38	481.23

Shareholders’ equity	1,790,807	1,733,358

*Audit procedure

The audit of the consolidated financial statements for this fiscal year has not been completed by the external auditors at the point of disclosing this financial summary. As a result of such audit, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Form 20-F for the year ended March 31, 2012.

Table of Contents for the Accompanying Materials

1. Consolidated Operating Results	P.2

(1) Analysis of Consolidated Operating Results	P.2
(2) Analysis of Consolidated Financial Position	P.5

2. Corporate Goals and Principles	P.5

(1) Fundamental Management Policy	P.5
(2) Structure of Business Operations	P.5
(3) Management Challenges and Strategies	P.6

3. Consolidated Financial Statements	P.7

(1) Consolidated Balance Sheets	P.8
(2) Consolidated Statements of Operations	P.10
(3) Consolidated Statements of Comprehensive Income	P.11
(4) Consolidated Statements of Changes in Equity	P.12
(5) Consolidated Statements of Cash Flows	P.13
(6) Note with respect to the Assumption as a Going Concern	P.14
(7) Significant Items for Presenting the Consolidated Financial Statements	P.14
(8) Changes in Accounting Policies	P.14
(9) Notes to the Consolidated Financial Statements	P.15
(10) Other Financial Information	P.17

4. Unconsolidated Financial Statements [Japanese GAAP]	P.19

(1) Unconsolidated Balance Sheets	P.19
(2) Unconsolidated Statements of Operations	P.19
(3) Note with respect to the Assumption as a Going Concern	P.19

5. Other Information	P.19

1.	Consolidated Operating Results

(1)	Analysis of Consolidated Operating Results

Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	1,535.9	1,130.7	35.8
Non-interest expenses	1,450.9	1,037.4	39.9

Income (loss) before income taxes	85.0	93.3	(8.9)
Income tax expense	58.9	61.3	(4.0)

Net income (loss)	26.1	31.9	(18.4)

Less: Net income (loss) attributable to noncontrolling interests	14.5	3.3	343.4

Net income (loss) attributable to NHI shareholders	11.6	28.7	(59.6)

Return on shareholders’ equity *	0.6%	1.4%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,535.9 billion yen for the fiscal year ended March 31, 2012, an increase of 35.8% from the previous year. Non-interest expenses increased by 39.9% from the previous year to 1,450.9 billion yen. Income before income taxes was 85.0 billion yen and Net income attributable to NHI shareholders was 11.6 billion yen for the fiscal year ended March 31, 2012.

Segment Information

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	1,532.1	1,147.6	33.5
Non-interest expenses	1,450.9	1,037.4	39.9

Income (loss) before income taxes	81.2	110.2	(26.3)

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2012 was 1,532.1 billion yen, an increase of 33.5% from the previous year. Non-interest expenses increased by 39.9% from the previous year to 1,450.9 billion yen. Income before income taxes was 81.2 billion yen for the fiscal year ended March 31, 2012. Please refer to page 15 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	350.3	392.4	(10.7)
Non-interest expenses	287.1	291.2	(1.4)

Income (loss) before income taxes	63.1	101.2	(37.6)

Net revenue decreased by 10.7% from the previous year to 350.3 billion yen, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 1.4% to 287.1 billion yen. As a result, income before income taxes decreased by 37.6% to 63.1 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	65.8	66.5	(1.1)
Non-interest expenses	45.3	46.5	(2.6)

Income (loss) before income taxes	20.5	20.0	2.5

Note:	Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue decreased by 1.1% from the previous year to 65.8 billion yen. Non-interest expenses decreased by 2.6% to 45.3 billion yen. As a result, income before income taxes increased by 2.5% to 20.5 billion yen. Assets under management were 24.6 trillion yen at the end of March 2012.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	555.9	630.5	(11.8)
Non-interest expenses	593.5	623.8	(4.9)

Income (loss) before income taxes	(37.6)	6.7	—

Net revenue decreased by 11.8% from the previous year to 555.9 billion yen, due primarily to decrease in net gain on trading. Non-interest expenses decreased by 4.9% to 593.5 billion yen. As a result, loss before income taxes was 37.6 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net revenue	560.1	58.1	864.2
Non-interest expenses	525.0	75.9	592.0

Income (loss) before income taxes	35.1	(17.8)	—

Net revenue was 560.1 billion yen. Income before income taxes was 35.1 billion yen.

(2)	Analysis of Consolidated Financial Position

Total assets as of March 31, 2012, were 35.7 trillion yen, a decrease of 1.0 trillion yen compared to March 31, 2011, mainly due to the decrease in Securities purchased under agreements to resell. Total liabilities as of March 31, 2012 were 33.3 trillion yen, a decrease of 1.3 trillion yen compared to March 31, 2011, mainly due to the decrease in Trading liabilities. Total equity as of March 31, 2012 was 2.4 trillion yen, an increase of 297.5 billion yen compared to March 31, 2011.

Cash and cash equivalents as of March 31, 2012, decreased by 549.8 billion yen compared to March 31, 2011. Cash flows from operating activities for the year ended March 31, 2012 were inflows of 290.9 billion yen due to the decrease in Securities purchased under agreements to resell, net of securities sold under agreements to repurchase. Cash flows from investing activities for the year ended March 31, 2012 were inflows of 9.9 billion yen due mainly to decrease in Other, net. Cash flows from financing activities for the year ended March 31, 2012 were outflows of 844.3 billion yen due primarily to a decrease in Long-term borrowings.

2.	Corporate Goals and Principles

(1)	Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing ourselves as a globally competitive financial services group. We will seek to realize this vision and increase shareholder value by strengthening our base in the Japanese securities businesses, developing world-class businesses in other regions, and consolidating our comprehensive global strength.

We will establish our new growth model by working with our clients, providing them with the best solutions, and realizing the expansion of our business in new domains. Our management target is to maintain an average consolidated return on shareholders’ equity (ROE) of 10% to 15% over the medium to long term. However, depending on developments in the environment faced by financial institutions, such as the instability of the global economic situation as well as regulatory tightening by the Basel Committee on Banking Supervision and other financial regulators, we cannot discount the possibility that we may be impacted.

Nomura Group will continue to put high priority on compliance with applicable laws, regulations and proper corporate behavior, and to build compliance into our daily business operations.

(2)	Structure of Business Operations

Nomura Group is organized around globally-linked business divisions under a unified strategy, rather than individual legal entities. Nomura Group’s operations are comprised of Retail, Asset Management, and Wholesale Divisions. We will strive to achieve a higher level of specialization in each division, advance and expand in each respective area of our business, and maximize the collective strength of Nomura Group by enhancing cross-divisional and regional collaboration.

(3)	Management Challenges and Strategies

The global financial and economic environment continues to be challenging as regulatory tightening over financial institutions progresses and due to destabilizing factors such as the European sovereign-debt crisis. Although the market has been returning to stable growth since the beginning of 2012, complete recovery is expected to take considerable time. Under these management conditions, we will allocate management resources appropriately to pursue efficiency and sharpen our competitive edge, as well as to increase profitability by streamlining business processes. With the aim of further enhancing swift decision making, Global Markets which was initially an integrated platform to achieve increased synergy between the Fixed Income and Equities businesses, has been split into Fixed Income and Equities businesses as of April 2012 given that the synergies have developed. We will continue to build out an effective operational framework while adapting to the changing environment, aiming to achieve our management goals.

Further, using our robust financial platform, a competitive advantage of Nomura, we will continue to provide services and solutions responding nimbly to changes in market conditions, financial business environments and client demands and fulfill our corporate social responsibility to contribute to a forum for steady liquidity through the market.

To achieve our strategic goals, we will implement the following initiatives:

[Retail Division]

In the Retail Division, we will continue to expand our products and service offerings, which are provided through Financial Advisors, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to enhance investment consultation services and to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

[Asset Management Division]

In our investment trust business, we will provide individual clients with a diverse range of investment opportunities to meet investors’ various demands and in investment advisory business, we will provide institutional clients globally with value-added investment services. We intend to increase assets under management and expand our client base for these two core businesses.

We aim to enhance our world-class competitive advantage in Japan and the rest of Asia by making continuous efforts to improve investment performance and gain the trust of investors worldwide.

[Wholesale Division]

Wholesale Division consists of Fixed Income and Equities which offer sales and trading of financial products and origination services, and Investment Banking which offers a broad range of financial advisory and financing solutions services.

Fixed Income and Equities, the market related businesses, have been focusing on delivering high value-added products and solutions to our clients by leveraging our sophisticated trading expertise, intellectual capital in research and structuring and our global distribution capabilities. In Fixed Income, we will build further on our client-centric strategy globally, and in Equities, we will continue to build our leadership position further across Asia, leveraging our strength in Japan, and target further growth across our strengthened platforms in EMEA and the U.S. based on our existing strategies.

In Investment Banking, we are expanding our M&A advisory and corporate finance businesses to diversify sources of profit by providing high value-added solutions in a timely manner to meet the individual needs of each client.

Also in the Wholesale Division, cross-business and cross-regional cooperation are increasingly important axes of our Wholesale strategy to satisfy client needs. As a global financial services group, we will continue to strive collectively to further our growth through our geographic advantage in Asia where economic development and a deepening of our clients’ footprint is expected. We aim to enhance our presence as a global investment bank providing world-class services, by enhancing regional integration and business coordination between Japan and the rest of Asia and utilizing global business platform.

In implementing the initiatives outlined above, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

[Other]

We recognize that it is necessary to further strengthen and streamline our global risk management and we are pursuing a proactive, rather than a reactive, risk management approach. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. In addition to complying with local laws and regulations in the countries that we operate, we view compliance in a wider context. We will further enhance our existing overall compliance system with initiatives towards promoting an environment of professionalism and high ethical standards among executive management to meet the expectations of society and clients and contribute to the further development of the financial and capital markets.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura's accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.'s Annual Securities Report (the annual report filed in Japan on June 30, 2011) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2011) for the year ended March 31, 2011.

In relation to significant changes in accounting principles, procedures and presentations (changes in accordance with amendments of the accounting standards), please refer to “(8) Changes in Accounting Policies”.

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2012	March 31, 2011	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	1,070,520	1,620,340	(549,820)
Time deposits	653,462	339,419	314,043
Deposits with stock exchanges and other segregated cash	229,695	190,694	39,001

Total cash and cash deposits	1,953,677	2,150,453	(196,776)

Loans and receivables:
Loans receivable	1,293,372	1,271,284	22,088
Receivables from customers	58,310	32,772	25,538
Receivables from other than customers	864,629	928,626	(63,997)
Allowance for doubtful accounts	(4,888)	(4,860)	(28)

Total loans and receivables	2,211,423	2,227,822	(16,399)

Collateralized agreements:
Securities purchased under agreements to resell	7,662,748	9,558,617	(1,895,869)
Securities borrowed	6,079,898	5,597,701	482,197

Total collateralized agreements	13,742,646	15,156,318	(1,413,672)

Trading assets and private equity investments:
Trading assets*	13,921,639	14,952,511	(1,030,872)
Private equity investments	201,955	289,420	(87,465)

Total trading assets and private equity investments	14,123,594	15,241,931	(1,118,337)

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,804 million at March 31, 2012 and ¥300,075 million at March 31, 2011)	1,045,950	392,036	653,914
Non-trading debt securities*	862,758	591,797	270,961
Investments in equity securities*	88,187	91,035	(2,848)
Investments in and advances to affiliated companies*	193,954	273,105	(79,151)
Other	1,475,123	568,493	906,630

Total other assets	3,665,972	1,916,466	1,749,506

Total assets	35,697,312	36,692,990	(995,678)

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2012	March 31, 2011	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,185,613	1,167,077	18,536
Payables and deposits:
Payables to customers	764,857	880,429	(115,572)
Payables to other than customers	767,860	410,679	357,181
Deposits received at banks	904,653	812,500	92,153

Total payables and deposits	2,437,370	2,103,608	333,762

Collateralized financing:
Securities sold under agreements to repurchase	9,928,293	10,813,797	(885,504)
Securities loaned	1,700,029	1,710,191	(10,162)
Other secured borrowings	890,952	1,162,450	(271,498)

Total collateralized financing	12,519,274	13,686,438	(1,167,164)

Trading liabilities	7,495,177	8,688,998	(1,193,821)
Other liabilities	1,165,901	552,316	613,585
Long-term borrowings	8,504,840	8,402,917	101,923

Total liabilities	33,308,175	34,601,354	(1,293,179)

Equity
NHI shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 3,822,562,601 shares at March 31, 2012 and 3,719,133,241 shares at March 31, 2011
Outstanding - 3,663,483,895 shares at March 31, 2012 and 3,600,886,932 shares at March 31, 2011	594,493	594,493	—
Additional paid-in capital	698,771	646,315	52,456
Retained earnings	1,058,945	1,069,334	(10,389)
Accumulated other comprehensive income (loss)	(145,149)	(129,696)	(15,453)

Total NHI shareholders’ equity before treasury stock	2,207,060	2,180,446	26,614
Common stock held in treasury, at cost -
159,078,706 shares at March 31, 2012 and
118,246,309 shares at March 31, 2011	(99,819)	(97,692)	(2,127)

Total NHI shareholders’ equity	2,107,241	2,082,754	24,487

Noncontrolling interests	281,896	8,882	273,014

Total equity	2,389,137	2,091,636	297,501

Total liabilities and equity	35,697,312	36,692,990	(995,678)

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2011 (B)	(A-B)/(B)
Revenue:
Commissions	347,135	405,463	(14.4)
Fees from investment banking	59,638	107,005	(44.3)
Asset management and portfolio service fees	144,251	143,939	0.2
Net gain on trading	272,557	336,503	(19.0)
Gain on private equity investments	25,098	19,292	30.1
Interest and dividends	435,890	346,103	25.9
Gain (loss) on investments in equity securities	4,005	(16,677)	—
Other	563,186	43,864	—

Total revenue	1,851,760	1,385,492	33.7
Interest expense	315,901	254,794	24.0

Net revenue	1,535,859	1,130,698	35.8

Non-interest expenses:
Compensation and benefits	534,648	518,993	3.0
Commissions and floor brokerage	93,500	92,088	1.5
Information processing and communications	177,148	182,918	(3.2)
Occupancy and related depreciation	100,891	87,843	14.9
Business development expenses	48,488	30,153	60.8
Other	496,227	125,448	295.6

Total non-interest expenses	1,450,902	1,037,443	39.9

Income before income taxes	84,957	93,255	(8.9)
Income tax expense	58,903	61,330	(4.0)

Net income	26,054	31,925	(18.4)

Less: Net income attributable to noncontrolling interests	14,471	3,264	343.4

Net income attributable to NHI shareholders	11,583	28,661	(59.6)

	Yen		% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	3.18	7.90	(59.7)

Diluted-
Net income attributable to NHI shareholders per share	3.14	7.86	(60.1)

(3)	Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2011 (B)	(A-B)/(B)
Net income	26,054	31,925	(18.4)
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(13,801)	(24,151)	—
Defined benefit pension plans:
Pension liability adjustment	(4,203)	4,074	—
Deferred income taxes	1,548	(1,542)	—

Total	(2,655)	2,532	—

Non-trading securities:
Unrealized gain on non-trading securities	1,339	—	—
Deferred income taxes	(498)	—	—

Total	841	—	—

Total other comprehensive income (loss)	(15,615)	(21,619)	—

Comprehensive income	10,439	10,306	1.3
Less: Comprehensive income attributable to noncontrolling interest in subsidiary	14,309	2,209	547.7

Comprehensive income (loss) attributable to NHI shareholders	(3,870)	8,097	—

(4)	Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2012	March 31, 2011
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	646,315	635,828
Issuance of common stock	30,356	—
Gain on sales of treasury stock	719	3,191
Issuance and exercise of common stock options	19,466	7,296
Purchase / sale (disposition) of subsidiary shares, etc., net	1,915	—

Balance at end of year	698,771	646,315

Retained earnings
Balance at beginning of year	1,069,334	1,074,213
Cumulative effect of change in accounting principle(1)	—	(4,734)
Net income attributable to NHI shareholders	11,583	28,661
Cash dividends	(21,972)	(28,806)

Balance at end of year	1,058,945	1,069,334

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(97,426)	(74,330)
Net change during the year	(13,226)	(23,096)

Balance at end of year	(110,652)	(97,426)

Defined benefit pension plans
Balance at beginning of year	(32,270)	(34,802)
Pension liability adjustment	(2,862)	2,532

Balance at end of year	(35,132)	(32,270)

Non-trading securities
Balance at beginning of year	—	—
Unrealized gain on non-trading securities	635	—

Balance at end of year	635	—

Balance at end of year	(145,149)	(129,696)

Common stock held in treasury
Balance at beginning of year	(97,692)	(68,473)
Repurchases of common stock	(8,944)	(37,378)
Sale of common stock	1	4
Common stock issued to employees	6,693	8,155
Other net change in treasury stock	123	—

Balance at end of year	(99,819)	(97,692)

Total NHI shareholders’ equity

Balance at end of year	2,107,241	2,082,754

Noncontrolling interests
Balance at beginning of year	8,882	6,085
Net change during the year	273,014	2,797

Balance at end of year	281,896	8,882

Total equity

Balance at end of year	2,389,137	2,091,636

1.	Cumulative effect of change in accounting principle for the year ended March 31, 2011 is an adjustment to initially apply Accounting Standards Update No. 2009-17, “Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”.

(5)	Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2012	March 31, 2011
Cash flows from operating activities:
Net income	26,054	31,925
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	100,572	75,587
(Gain) loss on investments in equity securities	(4,005)	16,677
Changes in operating assets and liabilities:
Time deposits	(318,104)	(155,251)
Deposits with stock exchanges and other segregated cash	(39,225)	(67,738)
Trading assets and private equity investments	971,327	(1,481,908)
Trading liabilities	(1,058,445)	1,206,394
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	980,156	327,668
Securities borrowed, net of securities loaned	(508,844)	(446,152)
Other secured borrowings	(271,498)	(160,031)
Loans and receivables, net of allowance for doubtful accounts	28,933	(354,691)
Payables	218,915	319,506
Bonus accrual	(13,356)	(8,802)
Other, net	178,383	461,726

Net cash provided by (used in) operating activities	290,863	(235,090)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(182,568)	(186,350)
Proceeds from sales of office buildings, land, equipment and facilities	120,435	109,888
Payments for purchases of investments in equity securities	(138)	(221)
Proceeds from sales of investments in equity securities	5,485	3,247
Decrease (increase) in loans receivable at banks, net	30,591	(60,350)
Increase in non-trading debt securities, net	(968)	(286,013)
Other, net	37,105	(3,415)

Net cash provided by (used in) investing activities	9,942	(423,214)

Cash flows from financing activities:
Increase in long-term borrowings	2,015,446	2,267,658
Decrease in long-term borrowings	(2,883,078)	(1,188,034)
Decrease in short-term borrowings, net	(56,383)	(97,282)
Increase in deposits received at banks, net	117,047	368,354
Proceeds from sales of common stock held in treasury	10	8
Payments for repurchases of common stock in treasury	(8,287)	(37,378)
Payments for cash dividends	(29,066)	(29,083)

Net cash provided by (used in) financing activities	(844,311)	1,284,243

Effect of exchange rate changes on cash and cash equivalents	(6,314)	(26,246)

Net increase (decrease) in cash and cash equivalents	(549,820)	599,693
Cash and cash equivalents at beginning of the year	1,620,340	1,020,647

Cash and cash equivalents at end of the year	1,070,520	1,620,340

(6)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

(7)	Significant Items for Presenting the Consolidated Financial Statements (UNAUDITED)

The Scope of Consolidation (Changes in Significant Subsidiaries During the Period)

In May 2011, Nomura increased its stake in Nomura Land and Building Co., Ltd. (“NLB”) by acquiring additional NLB shares and thereby made it a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura. Due to this business combination with NLB, income before income taxes for the three months ended June 30, 2011 increased by 24.3 billion yen. In addition, through share exchange in July 2011, NLB became a wholly owned subsidiary of Nomura.

(8)	Changes in Accounting Policies (UNAUDITED)

Accounting for repurchase agreements and similar transactions

Nomura adopted Accounting Standard Update 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” issued by the Financial Accounting Standards Board from January 1, 2012, and certain Japanese securities lending transactions undertaken after adoption date have been accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets are no longer met.

The Fair Value for Non-trading Securities

During the three months ended June 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through other comprehensive income (loss) after tax effects are adjusted. These non-trading securities are included in Other assets – Non-trading debt securities and Other assets – Other in the consolidated balance sheets.

(9)	Notes to the Consolidated Financial Statements (UNAUDITED)

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2011 (B)	(A-B)/(B)
Net revenue

Business segment information:
Retail	350,258	392,433	(10.7)
Asset Management	65,800	66,535	(1.1)
Wholesale	555,882	630,536	(11.8)

Subtotal	971,940	1,089,504	(10.8)
Other	560,112	58,090	864.2

Net revenue	1,532,052	1,147,594	33.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	(16,896)	—

Net revenue	1,535,859	1,130,698	35.8

Non-interest expenses

Business segment information:
Retail	287,128	291,245	(1.4)
Asset Management	45,281	46,513	(2.6)
Wholesale	593,465	623,819	(4.9)

Subtotal	925,874	961,577	(3.7)
Other	525,028	75,866	592.0

Non-interest expenses	1,450,902	1,037,443	39.9

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,450,902	1,037,443	39.9

Income (loss) before income taxes

Business segment information:
Retail	63,130	101,188	(37.6)
Asset Management	20,519	20,022	2.5
Wholesale	(37,583)	6,717	—

Subtotal	46,066	127,927	(64.0)
Other*	35,084	(17,776)	—

Income (loss) before income taxes	81,150	110,151	(26.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	3,807	(16,896)	—

Income (loss) before income taxes	84,957	93,255	(8.9)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2012 (A)	March 31, 2011 (B)
Net gain (loss) related to economic hedging transactions	8,372	2,290	265.6
Realized gain (loss) on investments in equity securities held for operating purposes	198	219	(9.6)
Equity in earnings of affiliates	10,613	8,996	18.0
Corporate items	(31,411)	(33,327)	—
Others	47,312	4,046	—

Total	35,084	(17,776)	—

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2012	3,663,483,895

Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2012	3,643,481,439

Changes in Tax Laws

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the Great East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years from April 1, 2012 to March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities will be 38% for the next three years and 36% thereafter.

Due to these revisions, income tax expenses increased by 5.5 billion yen and net income attributable to NHI shareholders decreased by 13.3 billion yen for the year ended March 31, 2012.

Significant Subsequent Events

Not applicable.

(10)	Other Financial Information

Consolidated Statements of Operations – Quarterly Comparatives (UNAUDITED)

	Millions of yen								% Change
	For the three months ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011 (A)	March 31, 2012 (B)	(B-A)/(A)
Revenue:
Commissions	118,078	83,520	100,041	103,824	96,780	85,926	73,983	90,446	22.3
Fees from investment banking	20,366	24,892	33,974	27,773	13,770	13,819	17,246	14,803	(14.2)
Asset management and portfolio service fees	34,854	33,712	37,119	38,254	39,055	36,712	33,398	35,086	5.1
Net gain on trading	59,969	102,993	104,878	68,663	67,500	25,984	80,147	98,926	23.4
Gain (loss) on private equity investments	(946)	(963)	(2,386)	23,587	(5,950)	(2,315)	34,551	(1,188)	—
Interest and dividends	75,757	69,960	106,880	93,506	133,087	107,288	103,067	92,448	(10.3)
Gain (loss) on investments in equity securities	(10,343)	(5,685)	2,106	(2,755)	(597)	(2,544)	(2,778)	9,924	—
Other	16,281	11,989	3,422	12,172	83,365	112,977	141,887	224,957	58.5

Total revenue	314,016	320,418	386,034	365,024	427,010	377,847	481,501	565,402	17.4
Interest expense	54,192	44,795	90,167	65,640	96,645	76,258	76,564	66,434	(13.2)

Net revenue	259,824	275,623	295,867	299,384	330,365	301,589	404,937	498,968	23.2

Non-interest expenses:
Compensation and benefits	122,087	126,694	143,131	127,081	136,307	142,569	127,783	127,989	0.2
Commissions and floor brokerage	23,681	21,357	24,013	23,037	24,058	22,939	22,521	23,982	6.5
Information processing and communications	44,253	46,662	44,209	47,794	43,547	43,544	46,397	43,660	(5.9)
Occupancy and related depreciation	22,511	23,086	20,507	21,739	20,692	26,371	26,184	27,644	5.6
Business development expenses	7,159	6,780	7,429	8,785	9,335	12,333	12,723	14,097	10.8
Other	33,663	29,446	28,804	33,535	62,068	98,465	134,856	200,838	48.9

Total non-interest expenses	253,354	254,025	268,093	261,971	296,007	346,221	370,464	438,210	18.3

Income (loss) before income taxes	6,470	21,598	27,774	37,413	34,358	(44,632)	34,473	60,758	76.2
Income tax expense (benefit)	3,440	19,660	14,483	23,747	16,320	(373)	9,923	33,033	232.9

Net income (loss)	3,030	1,938	13,291	13,666	18,038	(44,259)	24,550	27,725	12.9

Less: Net income (loss) attributable to noncontrolling interests	708	887	(98)	1,767	267	1,833	6,728	5,643	(16.1)

Net income (loss) attributable to NHI shareholders	2,322	1,051	13,389	11,899	17,771	(46,092)	17,822	22,082	23.9

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	0.63	0.29	3.72	3.30	4.93	(12.64)	4.87	6.03	23.8

Diluted-
Net income (loss) attributable to NHI shareholders per share	0.63	0.29	3.70	3.28	4.90	(12.65)	4.84	5.92	22.3

Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen								% Change
	For the three months ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011 (A)	March 31, 2012 (B)	(B-A)/(A)

Net revenue

Business segment information:
Retail	110,959	87,753	97,482	96,239	94,189	83,980	79,713	92,376	15.9
Asset Management	15,768	16,191	17,278	17,298	18,843	15,951	15,301	15,705	2.6
Wholesale	108,609	163,405	172,174	186,348	141,246	79,320	176,161	159,155	(9.7)

Subtotal	235,336	267,349	286,934	299,885	254,278	179,251	271,175	267,236	(1.5)
Other	35,081	13,246	7,218	2,545	77,365	124,699	136,224	221,824	62.8

Net revenue	270,417	280,595	294,152	302,430	331,643	303,950	407,399	489,060	20.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	(4,972)	1,715	(3,046)	(1,278)	(2,361)	(2,462)	9,908	—

Net revenue	259,824	275,623	295,867	299,384	330,365	301,589	404,937	498,968	23.2

Non-interest expenses

Business segment information:
Retail	73,216	64,975	74,482	78,572	72,176	73,250	69,614	72,088	3.6
Asset Management	11,771	12,022	11,702	11,018	11,397	11,238	11,058	11,588	4.8
Wholesale	149,755	155,764	161,389	156,911	156,102	152,415	138,322	146,626	6.0

Subtotal	234,742	232,761	247,573	246,501	239,675	236,903	218,994	230,302	5.2
Other	18,612	21,264	20,520	15,470	56,332	109,318	151,470	207,908	37.3

Non-interest expenses	253,354	254,025	268,093	261,971	296,007	346,221	370,464	438,210	18.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	253,354	254,025	268,093	261,971	296,007	346,221	370,464	438,210	18.3

Income (loss) before income taxes

Business segment information:
Retail	37,743	22,778	23,000	17,667	22,013	10,730	10,099	20,288	100.9
Asset Management	3,997	4,169	5,576	6,280	7,446	4,713	4,243	4,117	(3.0)
Wholesale	(41,146)	7,641	10,785	29,437	(14,856)	(73,095)	37,839	12,529	(66.9)

Subtotal	594	34,588	39,361	53,384	14,603	(57,652)	52,181	36,934	(29.2)
Other*	16,469	(8,018)	(13,302)	(12,925)	21,033	15,381	(15,246)	13,916	—

Income (loss) before income taxes	17,063	26,570	26,059	40,459	35,636	(42,271)	36,935	50,850	37.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(10,593)	(4,972)	1,715	(3,046)	(1,278)	(2,361)	(2,462)	9,908	—

Income (loss) before income taxes	6,470	21,598	27,774	37,413	34,358	(44,632)	34,473	60,758	76.2

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011 (A)	March 31, 2012 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	5,228	(6,019)	5,168	(2,087)	(1,505)	4,221	7,737	(2,081)	—
Realized gain (loss) on investments in equity securities held for operating purposes	250	(713)	391	291	681	(183)	(316)	16	—
Equity in earnings of affiliates	363	1,993	1,380	5,260	3,475	1,970	1,301	3,867	197.2
Corporate items	(2,486)	5,512	(15,668)	(20,685)	12,783	(8,442)	(28,852)	(6,900)	—
Others	13,114	(8,791)	(4,573)	4,296	5,599	17,815	4,884	19,014	289.3

Total	16,469	(8,018)	(13,302)	(12,925)	21,033	15,381	(15,246)	13,916	—

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

4.	Unconsolidated Financial Statements [Japanese GAAP]

(1)	Unconsolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2011	March 31, 2012
Assets
Current Assets	2,891,397	2,782,409
Fixed Assets	2,387,184	2,655,775

Total Assets	5,278,581	5,438,184

Liabilities
Current Liabilities	831,833	1,069,394
Long-term Liabilities	2,681,854	2,527,391

Total Liabilities	3,513,687	3,596,785

Net Assets
Shareholders’ equity	1,681,019	1,719,153
Valuation and translation adjustments	52,339	71,654
Stock acquisition rights	31,536	50,592

Total Net Assets	1,764,894	1,841,400

Total Liabilities and Net Assets	5,278,581	5,438,184

(2)	Unconsolidated Statements of Operations (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2011	March 31, 2012
Operating revenue	219,875	270,521
Operating expenses	210,064	216,159

Operating income	9,812	54,362

Non-operating income	5,926	3,678
Non-operating expenses	4,048	5,514

Ordinary income	11,690	52,526

Special profits	1,442	18,248
Special losses	22,325	25,879

Income (loss) before income taxes	(9,193)	44,895

Income taxes - current	5,194	3,312
Income taxes - deferred	707	8,705

Net income (loss)	(15,094)	32,879

(3)	Note with respect to the Assumption as a Going Concern (UNAUDITED)

Not applicable.

5.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

http://www.nomuraholdings.com/company/group/nsc/pdf/2012_4q.pdf